EXHIBIT 99.1

Hydrogenics to Provide Fuel Cells for First High-Speed  Marine Vessel in the U.S.

MISSISSAUGA, Ontario, June 25, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will be providing fuel cells to Golden Gate Zero Emission Marine (“GGZEM”) for the first high-speed, hydrogen-powered fuel cell marine vessel in the United States.

GGZEM, a San Francisco-area company dedicated to eliminating maritime pollution, announced earlier today that, in collaboration with its partners, it was awarded a $3 million grant by the California Air Resources Board (“CARB”) to build the high-speed ferry. The zero-emission vessel will be the first of its kind in the U.S. and operate within the Red and White fleet out of San Francisco Bay.  It is estimated that maritime pollution is a $330 billion problem globally. The project intends to prove that businesses with an elevated environmental consciousness can create viable, cost-effective solutions to mitigate climate change.

The 70-foot aluminum catamaran designed by Incat Crowther has a 22-knot top speed and will be built by Bay Ship and Yacht in San Francisco Bay.  Power for the vessel will be generated by 360 kW of Hydrogenics’ fuel cell power modules in combination with Lithium-ion battery packs.

Daryl Wilson, President & CEO of Hydrogenics, stated, “Having our fuel cells in the first high-speed ferry in the U.S. is another great example of how Hydrogenics is leading the way in zero-emission hydrogen-based technology. We continue to support the maritime industry with first-of-their-kind propulsion power and fueling solutions, incorporating our world-leading advanced hydrogen applications. We look forward to working with GGZEM and its partners.”

There will be a three month study period after the vessel is launched in San Francisco Bay. During this period Sandia National Laboratories will independently gather and assess performance data. CARB will then use the real-world data to verify the suitability of the technology for marine use.

Dr. Joseph W. Pratt, CEO of GGZEM, added, “Hydrogenics is well known as an industry leader and an excellent partner in delivering advanced hydrogen-based power and fueling solutions. Their fuel cells have a proven track record and incorporate numerous innovative features that result in high efficiency and industry-leading reliability, making it a perfect fit for our integrated systems. I look forward to combining our capabilities on this initiative to reduce pollutants and greenhouse gases in the maritime industry.”

Funding for the CARB grant for the country’s first zero-emission ferry comes from California Climate Investments, a statewide program that puts billions of Cap-and-Trade dollars to work reducing greenhouse gas emissions, strengthening the economy and improving public health and the environment — particularly in disadvantaged communities.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

About Golden Gate Zero Emission Marine:
Golden Gate Zero Emission Marine, launched 2017, is a full-service provider of marine power systems that are clean and quiet, comply with all current and future environmental regulations, meet rising customer demand for sustainable systems, and reduce total cost of vessel ownership. GGZEM was recently accepted by both Turning Basin Labs, a maritime innovation lab, and Tech Futures Group, an advisory group for technology startups, giving it a strong platform to leverage Silicon Valley innovators and investors as it rapidly grows. For more information on GGZEM: http://ggzeromarine.com/

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Marc Beisheim, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com